John H. Lively
The Law Offices of John H. Lively & Associates, Inc.
A Member Firm of The 1940 Act Law Group
2041 West 141st Terrace, Suite 119
Leawood, KS  66224
Phone: 913.660.0778   Fax: 913.660.9157
 john.lively@1940actlawgroup.com

June 23, 2011

Mr. Houghton R. Hallock Jr. U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Mr. Hallock:

This letter is to follow up on the conversation we had on the afternoon of June 23, 2011 regarding the Post-Effective Amendment No. 28 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 31 under the Investment Company Act of 1940, as amended (collectively, the “Amendment”) to the Trust’s registration statement that was filed on June 7, 2011.  The Amendment was filed for the purpose of adding Class C shares to the GVM Managed Volatility Fund (the “Fund”), a series of the Trust.

As per our discussion, the Trust is requesting an expedited and limited review, and it will upon your sign-off request acceleration of the effectiveness of the Amendment.  Also, as per our discussion, you should note that the Trust has advised me that the disclosure contained in the Amendment pertaining to the Class C shares of the Fund are substantially similar to the disclosures for the Class C shares of the Union Street Partners Value Fund, another series portfolio of the Trust.

I hope this information facilitates your prompt review of the Amendment.   Please contact me at (913) 660-0778 with any questions.

Regards,

/s/ John H.Lively

John H. Lively